Part III: Manner of Operations

Item 14: Counter-Party Selection

Section a:

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13). All Subscribers may opt out of interacting with counterparty type 1. Subscribers may also opt out of trading with any counterparty group above their current counterparty type assignment (for example, Subscribers in counterparty type 3, Direct Low, may opt out of interacting with Subscribers in counterparty type 4 and 5 in addition to counterparty type

1). ~~Additionally, Subscribers can enable self-cross prevention, which blocks a Subscriber from matching against its own orders. Subscribers may request to opt out of counterparty interactions by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day.~~

Additionally, the ATS offers a self-cross prevention feature that is designed to prevent a Subscriber from matching against its own orders. By default, self-cross prevention will be enabled for external broker-dealer Subscribers based on their respective market participant identification codes ("MPID"). In addition, other Subscribers can enable self-cross prevention on a voluntary basis. Subscribers may request to opt out of counterparty interactions and/or enable self-cross prevention on a voluntary basis by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.